SteadyMed Ltd.

2603 Camino Ramon, Suite 350,

San Ramon, California 94583

September 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Suzanne Hayes

Jeffrey Gabor

Re:                             SteadyMed Ltd.

Form S-3 Registration Statement

Registration File No. 333-213494

Acceleration Request

Requested Date:      September 21, 2016

Requested Time:  4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Wednesday, September 21, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636, or in his absence, Rose Standifer of Cooley LLP at (650) 843-5732.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i)                                     should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii)                                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

(iii)                               the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SteadyMed Ltd.

/s/ David W. Nassif
David W. Nassif
Chief Financial Officer

cc:	Jonathan Rigby, SteadyMed Ltd.
Michael Tenta, Cooley LLP
Rose Standifer, Cooley LLP